Exhibit 1

ENTERPRISE AND NAVIGATOR ANNOUNCE LOCATION OF

ETHYLENE EXPORT TERMINAL; BEGIN CONSTRUCTION

Houston, Texas and London, England (May 29, 2018) — Enterprise Products Partners L.P. (NYSE: EPD) and Navigator Holdings Ltd. (NYSE: NVGS) announced today that construction is now under way on their 50/50 joint venture ethylene export terminal which will be located at Enterprise’s Morgan’s Point, Texas facility on the Houston Ship Channel. The terminal will have the capacity to export approximately 2.2 billion pounds of ethylene per year. Refrigerated storage for 66 million pounds of ethylene is being constructed on-site and will provide the capability to load ethylene at rates of 2.2 million pounds per hour. Commercial operations are expected to begin in the fourth quarter of 2019, one quarter earlier than previously projected.

By providing access to international markets, the new export terminal will facilitate continued growth of domestic ethylene production, which is expected to reach 90 billion pounds per year by 2021. In addition, the terminal being constructed by Enterprise and Navigator will promote supply diversification for expanding markets like Asia, which rely on cost-advantaged U.S. feedstocks.

The high-capacity ethylene salt dome storage facility Enterprise is developing at its complex in Mont Belvieu, Texas is scheduled to begin service in the second quarter of 2019. Upon completion, this storage facility will have a capacity of approximately 600 million pounds with an injection/withdrawal rate of 420,000 pounds per hour and will be designed to enable connections to the eight ethylene pipelines within a half-mile of the Enterprise ethylene storage system. In addition, Enterprise is building a new ethylene pipeline from Mont Belvieu to Bayport, Texas, which is on schedule to begin service in 2020. The section from Mont Belvieu to Morgan’s Point is scheduled to be in service in 2019 to support the export terminal.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Our services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage and import and export terminals; crude oil gathering, transportation, storage and terminals; petrochemical and refined products transportation, storage and terminals; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems. The partnership’s assets include approximately 50,000 miles of pipelines; 260 million barrels of storage capacity for NGLs, crude oil, refined products and petrochemicals; and 14 billion cubic feet of natural gas storage capacity.

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our deep technical expertise and modern versatile fleet.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and its general partner and/or Navigator Gas expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from expectations, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition, and other risk factors included in Enterprise’s and Navigator Gas’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Navigator Gas intends to update or revise their respective forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:	Enterprise Products

Randy Burkhalter, Investor Relations, (713) 381-6812 or (866) 230-0745
Rick Rainey, Media Relations (713) 381-3635

Navigator Gas

Oeyvind Lindeman, Chief Commercial Officer, +44 (0)20 7340 4575
Niall Nolan, Chief Financial Officer +44 (0) 20 7340 4852